                                            - 32 -
                                                                                  Exhibit 12.1
                                   AMERICAN CYANAMID COMPANY
                              RATIO OF EARNINGS TO FIXED CHARGES
                          (Millions of dollars, except ratio amounts)

                                   Six Months               Year Ended December 31,
                                 Ended June 30,
                                      1994        1993     1992 2     1991 2    1990 2    19892
Earnings

Earnings (loss) from continuing
  operations before taxes on
  income                              $408.31   $(111.8)3  $555.0    $507.0    $378.04   $394.8

Add:
Fixed charges                           41.5       82.2      77.9      78.4     114.4     174.0

Less:
Capitalized interest                    (1.7)      (4.6)     (4.0)    (11.0)    (13.5)    (14.0)


Total Earnings (Loss)                 $448.1    $ (34.2)   $628.9    $574.4    $478.9    $554.8


Fixed Charges

Interest and debt expenses            $ 32.2    $  62.4    $ 58.8    $ 53.7    $ 88.4    $147.7

Add:
Capitalized interest                     1.7        4.6       4.0      11.0      13.5      14.0

Add:
One-third of rental expense              7.6       15.2      15.1      13.7      12.5      12.3


Total Fixed Charges                   $ 41.5    $  82.2    $ 77.9    $ 78.4    $114.4    $174.0


Ratio Of Earnings To Fixed Charges     10.80          *      8.07      7.33      4.19      3.19

             *  Calculation of the ratio results in an amount that is less than one.
                The amount of the earnings deficiency for the year ended December 31,
                1993 was $116.4.2


             1  Due to the seasonality of the agricultural business, which is heavily concentrated in the first six months of the year, performance in the first half of the 1994 is not indicative of the results to be expected for the full year.

             2  Restated for discontinued operations related to the spin-off of Cytec
                Industries, Inc. in 1993.

             3  Includes one-time, pre-tax charges of $383.6 related to the acquisition of Immunex Corporation and $207.9 related to a companywide restructuring program.  Excluding these charges, the ratio of earnings to fixed charges would have been 6.78.

             4  Includes a pre-tax special charge of $97.2 associated primarily with the curtailment and consolidation of certain product lines.  Excluding this charge, the ratio of earnings to fixed charges would have been 5.04.
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